Exhibit H

Alabama Power Company et. al.       (70-      )
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                  Alabama Power Company ("Alabama"), Georgia Power Company
("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") (collectively, the "Operating Affiliates") are wholly-owned electric utility subsidiaries of The Southern Company, a registered holding company, have filed an application-declaration under sections 9(a) and 10 of the Act.

                  The Operating Affiliates previously have acquired, by purchase or lease, coal hopper railroad cars for use in transporting coal in dedicated unit train service to the respective company's coal-fired generating plants. Alabama currently has approximately 4,300 such railcars operating to transport coal to two of its plants. Georgia currently has approximately 4,400 such railcars operating to transport coal to nine of its plants. Gulf does not currently have any such railcars, but Mississippi has entered into a lease agreement on behalf of itself and Gulf with respect to 800 cars for the transportation of coal to Plant Daniel, which is owned by Mississippi and Gulf as tenants in common. Mississippi currently has approximately 1,000 such railcars operating to transport coal to two of its plants. Savannah currently has approximately 94 such railcars operating to transport coal to one of its plants.

                  These railcars have been or will be acquired for the Operating Affiliates' use based upon anticipated needs as indicated from coal burn forecasts. Such forecasts are subject to periodic revision as a result of changes in fuel prices, adjustments to the Southern electric system's economic dispatch procedures and other causes. Thus, from time to time an Operating Affiliate may, because of changes in such forecasts and other factors, have a need for a lesser or greater number of railcars than then currently available to it. During any surplus period it may be desirable and economically advantageous to lease or sublease the excess railcars to non-affiliates. Accordingly, each Operating Affiliate proposes, from time to time on or prior to December 31, 2009, to lease or sublease to non-affiliates railcars not then needed for its operations.

                  Any such non-affiliate lease or sublease will not exceed one year in duration and will give the respective Operating Affiliate the right of termination, upon reasonable notice, to permit the return of the cars to customer service if needed earlier. It is further proposed that no more than 2,500 railcars will be leased or subleased at any one time pursuant to authority granted hereunder.
                  Revenues realized from any transaction pursuant to authority granted hereunder will be credited against the respective Operating Affiliate's costs as owner or lessee (as the case may be) of the railcars and reflected accordingly in its ratemaking provisions, except to the extent the regulatory authority having jurisdiction over the matter authorizes a different treatment. In the case of Georgia, Gulf, Mississippi and Savannah, such revenues will be recorded in Fuel Stock account number 151. In the case of Alabama such revenues will be recorded in Rent from Electric Property account number 709-00017.

                  Leases or subleases of railcars by an Operating Affiliate to another Operating Affiliate will be reported in accordance with Item 8 of the Annual Report on Form U5S.